FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: May 9, 2013

Table of Contents

Press Release May 9, 2013

OPTION TO ACQUIRE A NSR ROYALTY AND PRIVATE PLACEMENT WITH TERRAX MINERALS

Virginia Mines Inc. (“Virginia”) (TSX: VGQ) is pleased to announce that it has entered into an agreement with TerraX Minerals Inc. (“TerraX”) pursuant to which it has the option to purchase, in consideration for an amount of $2,000,000, a 2% net smelter return (NSR) royalty on the Northbelt property located in the area of Yellowknife, Northwest Territories. Virginia issued 20,000 shares at a deemed price of $10.00 per share in favour of TerraX to obtain this option. The Northbelt gold property is located 15 kilometres north of the city of Yellowknife. It consists of 121 mining leases covering an area of 3,562 hectares covering approximately 13 kilometers along the prolific greenstone belt in Yellowknife, host of the Con (5 M oz.) and Giant (7 M oz.) gold deposits.

In connection with this agreement, Virginia has also subscribed by way of private placement for 3,617,085 units of TerraX at a price of $0.20 per unit for gross proceeds of $723,417. Each unit consists of one (1) common share of TerraX and one half of one (1/2) share purchase warrant, each whole warrant entitling the holder to purchase one (1) common share of TerraX at a price of $ 0.30 for a period of 36 months.

Following the private placement, Virginia holds the beneficial ownership and control of approximately 9.86% of the outstanding common shares of TerraX. Assuming the exercise of all warrants, Virginia would hold approximately 14.09% of the common shares issued and outstanding of TerraX. The securities were acquired by Virginia for investment purposes. If TerraX conducts a subsequent private placement of units before May 17, 2013, Virginia has agreed to purchase such a number of additional units allowing it to maintain a holding of 9.9% of the common shares issued and outstanding of TerraX, up to a maximum aggregate amount of $800,000. The securities are subject to a hold period of four months and one day under applicable securities legislation.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.3 million as at November 30, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.